UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

OneLink, Inc. (Name of Issuer)
Common Stock (par value $.01 per share) (Title of Class of Securities)
682676101 (CUSIP Number)
Robert S. Colman 300 Tamal Plaza, Suite 280 Corte Madera, CA 94925 415.945.5400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 682676101

1.	Names of Reporting Persons. Robert S. Colman Trust, I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 675,000

	8.	Shared Voting Power -

	9.	Sole Dipositive Power 675,000

	10.	Shared Dipositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          The securities to which this statement relates are shares of the class of Common Stock, $.01 par value (the "Stock"), of OneLink, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 10340 Viking Drive Eden Prairie, Minnesota 55344.

Item 2. Identity and Background.

(a)	Name: Robert S. Colman, Trustee Robert S. Colman Trust u/d/t dated 3/13/85

(b)	Residence or business address: 300 Tamal Plaza, Suite 280, Corte Madera, CA 94925

(c)	Present Principal Occupation or Employment: Managing Member of MacAulay Investment Partners LLC 300 Tamal Plaza. Suite 280 Corte Madera, CA 94925

(d)	Criminal Conviction: none [during the last five years, the reporting person has not been convicted in a criminal proceeding]

(e)	Court or Administrative Proceedings: none [during the last five years, the reporting person has not been party to a civil proceeding)

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration:

          The source of the aggregate amount of approximately $1,300,000 used to purchase the Stock is personal funds (of reporting person) and no other part of' such amount is represented by any other consideration,

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         For investment purposes only. The Robert S. Colman Trust does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a)

As of May 15, 2001, the Robert S. Colman Trust beneficially owned, for purposes of Section 13(d)(3) of the Act, in aggregate of 675,000 shares of common stock, constituting, to the best of the knowledge of the undersigned, 6.1% of the issued and outstanding shares of common stock.

(b)	The Robert S. Colman Trust has the sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof of all shares beneficially owned by it.

(c)	During the 60 days preceding the filing of this report, the only transactions involving Common Stock made by the Robert S. Colman Trust were as described above.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable.
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Item 7. Material to be Filed as Exhibits. Not applicable

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2001
Robert S. Colman
By:	/s/ Robert S. Colman Robert S. Colman
Title:	Trustee

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